Exhibit 99.2

CERTIFICATE Of QUALIFIED PERSON

This certificate applies to the technical report entitled: “Independent Technical Report for the Cusi Mine, Chihuahua State, Mexico” prepared for Sierra Metals Inc. (the “issuer”) dated November 13, 2020, with an effective date of August 31, 2020 (the “Technical Report”).

I, Giovanny J. Ortiz, Geologist, FAusIMM, do hereby certify that:

1	I am a Principal Consultant (Resource Geology) of SRK Consulting (U.S.), Inc., 1125 Seventeenth Street, Suite 600, Denver, CO, USA, 80202.

2

I am a Professional Geoscientist with the following academic qualifications,

BSc (Geology) Universidad Industrial de Santander, Bucaramanga, Colombia (1994)

Specialization (Management) Universidad Autónoma de Bucaramanga, Bucaramanga, Colombia (1994) Citation Applied Geostatistics University of Alberta (2007)

3	I am a registered Geologist with the Colombian Council of Geology, Bogotá, Colombia, and a fellow (FAusIMM) in good standing of the Australasian Institute of Mining and Metallurgy (AusIMM 304612)

4	I made a personal inspection of the Cusi Mine on November 13 - 14, 2017 for 2 days and on January 14 – 17, 2020 for 4 days.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6	I am independent of the issuer as defined in Section 1.5 of NI 43-101.

7	I accept professional responsibility for the preparation of the Geology and Mineral Resources, Sections 7 through 12, 14, and portions of Sections 1, 18 and 19 summarized therefrom, of this Technical Report.

8	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portions of the Technical Report not misleading.

9	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Dated this 17th day of December 2020, in Denver, Colorado, USA.

“original signed”

_________________________________

Giovanny J. Ortiz, BSc Geology, FAusIMM.

Principal Consultant (Resource Geology)

SRK Consulting (U.S.), Inc.